EXHIBIT 1

HACKENSACK, NJ, September 25, 2006 - First Real Estate Investment Trust (“FREIT”) announced its operating results for the nine and three months ended July 31, 2006. The results of operations for the nine and three months are not necessarily indicative of future operating results.

RESULTS OF OPERATIONS
The change in the components of revenues and net income are summarized below:

	Nine Months Ended			Three Months Ended
	July 31,		Increase	July 31,		Increase
	2006	2005	Decrease	2006	2005	Decrease
	(in thousands, except per share amounts)
Real Estate Revenue Components
Commercial revenues	$16,462	$12,891	$3,751	$5,588	$4,446	$1,143
Residential revenues	11,985	11,630	355	4,090	3,882	207
Total real estate revenues	$28,447	$24,521	$4,106	$9,678	$8,328	$1,350

Net income Components
Real estate operations
Commercial	$8,300	$6,908	$1,392	$2,873	$2,399	$474
Residential	5,028	5,099	(71)	1,965	1,649	316
Net investment income	150	173	(23)	37	54	(17)
Financing costs	(8,291)	(7,327)	(964)	(2,784)	(2,420)	(364)
General & administrative expenses	(779)	(725)	(54)	(253)	(295)	42
Minority interest	(432)	(493)	61	(225)	(161)	(64)
Net income	$3,976	$3,635	$341	$1,613	$1,226	$387

Depreciation included above	$3,466	$3,138		$1,199	$1,053

Earnings per share:
Basic	$0.61	$0.57		$0.25	$0.19
Diluted	$0.59	$0.54		$0.23	$0.18

Weighted average shares outstanding:
Basic	6,530	6,430		6,548	6,436
Diluted	6,787	6,750		6,888	6,870

Real estate operating revenue for the nine months ended July 31, 2006 (“Current Nine Months”) increased 16.0% to $28,447,000 compared to $24,521,000 for the nine months ended July 31, 2005 (“Prior Nine Months”). Real estate operating revenue for the three months ended July 31, 2006 (“Current Year’s Quarter”) increased 16.2% to $9,678,000 compared to $8,328,000 for the three months ended July 31, 2005 (“Prior Year’s Quarter”). FREIT’s acquisition of The Rotunda in July 2005 (see Note 5-Acquisition, to the consolidated financial statements) accounted for the major increase in revenues.

Net income for the Current Nine Months increased 9.4% to $3,976,000 from $3,635,000 for the Prior Nine Months. Net income for the Current Year’s Quarter increased 31.6% to $1,613,000 from $1,226,000 for the Prior Year’s Quarter. The increase in net income for the current year’s periods compared to prior year’s periods is attributable to improved operating results at FREIT’s Same Properties (principally residential properties) and the operations at The Rotunda during the Current Year’s Quarter.

SEGMENT INFORMATION
The following table sets forth comparative operating data (Net Operating Income-“NOI”) for FREIT’s real estate segments:

	Commercial
	Nine Months Ended				Three Months Ended
	July 31,		Increase	(Decrease)	July 31,		Increase	(Decrease)
	2006	2005	$	%	2006	2005	$	%
	(in thousands)				(in thousands)
Rental income	$12,141	$9,663	$2,478	25.6%	$4,080	$3,257	$824	25.3%
Reimbursements	3,767	2,979	788	26.5%	1,349	1,110	239	21.5%
Other	33	15	18	120.0%	11	-	11
Total Revenues	15,941	12,657	3,284	25.9%	5,440	4,367	1,074	24.6%

Operating expenses	6,116	4,211	1,905	45.2%	2,020	1,431	589	41.2%

Net operating income	$9,825	$8,446	$1,379	16.3%	$3,420	$2,936	$485	16.5%
Average
Occupancy %	90.5%	92.6%		-2.1%	90.2%	92.4%		-2.2%

	Residential
	Nine Months Ended				Three Months Ended
	July 31,		Increase	(Decrease)	July 31,		Increase	(Decrease)
	2006	2005	$	%	2006	2005	$	%
	(in thousands)				(in thousands)
Rental Revenues:
Rental income	$11,835	$11,518	$317	2.8%	$4,027	$3,843	$183	4.8%
Other income	150	112	38	33.9%	63	39	24	62%
Total Revenues	11,985	11,630	$355	3.1%	4,090	3,882	$207	5.3%

Operating expenses	5,537	5,158	$379	7.3%	1,621	1,794	$(173)	-9.6%

Net operating income	$6,448	$6,472	$(24)	-0.4%	$2,469	$2,088	$380	18.2%
Average
Occupancy %	95.4%	94.6%		0.8%	95.9%	94.7%		1.2%

	Nine Months Ended		Three Months Ended
	July 31,		July 31,
	2006	2005	2006	2005
Reconciliation to
consolidated net income:
Segment NOI:
Commercial	$9,825	$8,446	$3,420	$2,936
Residential	6,448	6,472	2,469	2,088
Total	16,273	14,918	5,889	5,024
Deferred rents	250	227	79	77
Amort. of acquired above and
below market value leases	271		69
Net investment income	150	173	37	54
General and administrative. Exp.	(779)	(725)	(253)	(295)
Depreciation	(3,466)	(3,138)	(1,199)	(1,053)
Financing costs	(8,291)	(7,327)	(2,784)	(2,420)
Minority interest	(432)	(493)	(225)	(161)
Net income	$3,976	$3,635	$1,613	$1,226

The above table details the comparative NOI for FREIT’s Commercial and Residential Segments, and reconciles the combined NOI to consolidated net income. NOI is based on operating revenue and expenses directly associated with the operations of the real estate properties, but excludes deferred rents (straight lining), lease amortization, depreciation, and financing costs. FREIT assesses and measures segment operating results based on NOI. NOI is not a measure of operating results or cash flow as measured by generally accepted accounting principles, and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity.

COMMERCIAL SEGMENT
The commercial segment contains eight separate properties during fiscal 2006 and seven separate properties during the first eight months of fiscal 2005. FREIT’s commercial properties consist of eight (8) properties totaling approximately 1,127,000 sq. ft. of retail space and 138,000 sq. ft. of office space. Seven are multi-tenanted retail or office centers, and one is a single tenanted store. In addition, FREIT has leased land and receives rental income from a tenant who has built and operates a bank branch on land FREIT owns in Rockaway, NJ.

The occupancy percentage of our properties by same properties, newly acquired properties and properties undergoing expansion and/or renovations are as follows:

	Average Occupancy Percentage
	Nine Months Ended		Three Months Ended
	July 31,		July 31,
	2006	2005	2006	2005

Same operating properties	95.2%	98.6%	94.9%	95.7%
Properties Undergoing
Expansion / Renovation:
Damascus Center	70.8%	71.1%	70.3%	71.1%
The Rotunda	83.3%	(a)	82.9%	(a)
(a) Acquired July 19, 2005.

For a discussion of occupancy at our properties undergoing renovation or expansion, see discussion below.

As indicated in the above table, NOI from our commercial segment for the Current Nine Months and Current Year’s Quarter have increased 16.3% and 16.5% respectively over the comparable prior year’s periods. The contribution made by The Rotunda (acquired July 19, 2005), during the Current Nine Months and Current Year’s Quarter to revenue and NOI is reflected in the following chart:

	Nine Months Ended
	July 31, 2006			July 31, 2005
	(in thousands)
	Commercial		Same	Commercial		Same
	Combined	Rotunda	Properties	Combined	Rotunda	Properties
Revenues	$15,941	$2,694	$13,247	$12,657	$111	$12,546
Expenses	6,116	1,305	4,811	4,211	76	4,135
NOI	$9,825	$1,389	$8,436	$8,446	$35	$8,411

	Three Months Ended
	July 31, 2006			July 31, 2005
	(in thousands)
	Commercial		Same	Commercial		Same
	Combined	Rotunda	Properties	Combined	Rotunda	Properties
Revenues	$5,441	$957	$4,484	$4,367	$111	$4,256
Expenses	2,020	574	1,446	1,431	76	1,355
NOI	$3,421	$383	$3,038	$2,936	$35	$2,901

NOI for same properties has increased 0.3% and 4.7% respectively, during the current year’s periods compared to the prior year’s periods.

DEVELOPMENT ACTIVITIES

The Rotunda: Acquired in July 2005, the property is on 11.5 acres of land and is currently configured into about 138,000 sq. ft. of office space and 78,000 sq. ft. of retail space on the lower level of the main building. We are planning a modernization and expansion of the retail space, as well as the development of residential apartment units as allowed by the current zoning. Final development plans, however, are subject to approval by local governmental authorities.

Damascus Center, Damascus, MD: FREIT is planning a modernization and expansion of Damascus Center. Building plans for Phase I are completed and have been submitted for governmental approvals. It is anticipated that Phase I construction will begin during fiscal year 2006. Because of this expansion, current leases for certain tenants are being allowed to expire and are not being renewed. This has caused occupancy to decline, on a temporary basis, during the construction phase.

RESIDENTIAL SEGMENT

During most of the Current Year’s Quarter FREIT operated nine (9) multi-family apartment communities totaling 986 apartment units. During the later part of June 2006, tenants began taking occupancy at completed buildings at FREIT’s 129-unit Rockaway, NJ project, The Boulders (see discussion below). Since operations at The Boulders during the Current Year’s Quarter was immaterial, the NOI discussion below concerns FREIT’s same residential properties.

During the Current Year’s Quarter NOI increased 18.2% to $2,468,000 from $2,088,000 for the Prior Year’s Quarter. Operations during the Current Year’s Quarter raised year-to-date NOI to $6,448,000 compared to $6,472,000 for the Prior Nine Months. The favorable results at FREIT’s residential segment for the Current Year’s Quarter is a combination of higher occupancy levels, higher rents, and lower operating expenses. As a result of the continuing firming of the apartment rental markets in FREIT’s operating areas, we expect favorable operating results at our residential segment over the balance of this fiscal year.

The Boulders, Rockaway Township, NJ
Construction started in July 2005 on 129 garden apartment units on FREIT’s property in Rockaway, NJ. Development costs estimated at $17.7 million (about $14.4 million expended through July 31, 2006) are being financed from construction financing and funds available from our cash and cash equivalents. Construction was completed early in September 2006 and Certificates of Occupancy have been received for all buildings. Tenants started taking occupancy during June 2006. As of September 20, 2006, 81 units have been leased with tenants having taken occupancy of 70 units. We expect The Boulders to add to earnings, cash flow and shareholder value.

FINANCING COSTS

Financing Costs charged against operations for the Current Nine Months of $8,291,000 and Current Quarter of $2,784,000 increased 13.2% and 15.0% respectively, over the prior year’s reporting periods. The increases are principally attributable to The Rotunda acquisition financing costs of $1,055,000 and $383,000 during the Current Nine Months and Current Quarter, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Our financial condition remains strong. Net Cash Provided By Operating Activities was $6.7 million for the Current Nine Months compared to $6.0 million for the Prior Nine Months. We expect that cash provided by operating activities will be adequate to cover mandatory debt service payments, recurring capital improvements and dividends necessary to retain qualification as a REIT (90% of taxable income).

In connection with its construction and development activities at Rockaway, NJ, FREIT has drawn down $1.5 million and has further utilized the credit line for the issuance of a $2 million Letter of Credit to guaranty the completion of on-site and off-site improvements that have now been substantially completed.

As described in the segment analysis above, we are building 129 apartment units in Rockaway Township, NJ. Construction costs at Rockaway are estimated at $17.7 million, with about $14.4 million expended through July 31, 2006. Construction costs are being funded from draws against a construction loan. Upon completion of construction, the construction loan will be converted to a 15-year permanent loan with additional funding to bring the permanent loan balance up to $20.7 million. We also are planning the rebuilding of the Damascus Shopping Center, in Damascus, MD, and an expansion and redevelopment of The Rotunda in Baltimore, MD. The total capital required for these projects is estimated at $20 million, and $120 million, respectively. We expect to finance these costs, in part, from construction and mortgage financing and, in part, from funds available from our cash and cash equivalents. We expect these development projects to add to revenues, income, cash flow, and shareholder value.

FUNDS FROM OPERATIONS (“FFO”):

Many consider FFO as the standard measurement of a REIT’s performance. We compute FFO as follows:

	Nine Months Ended		Three Months Ended
	July 31,		July 31,
	2006	2005	2006	2005
	(In thousands of dollars, except per share amounts)
Net income	$3,976	$3,635	$1,613	$1,226
Depreciation	3,466	3,138	1,199	1,053
Amortization of deferred mortgage costs	197	127	63	41
Mortgage prepayment penalty		67
Deferred rents - straight-lining	(250)	(227)	(79)	(77)
Amortization of acquired above and below
market value leases	(271)		(69)
Capital improvements- Apartments	(942)	(650)	(484)	(221)
Minority interest:
Equity in earnings of affiliates	432	493	225	161
Distributions to minority interest	(420)	(558)	(60)	(271)
Funds From Operations	$6,188	$6,025	$2,408	$1,912

Per Share - Basic	$0.95	$0.94	$0.37	$0.30
Per Share - Diluted	$0.91	$0.89	$0.35	$0.28

Weighted Average Shares outstanding:
Basic	6,530	6,430	6,548	6,436
Diluted	6,787	6,750	6,888	6,870

FFO does not represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States of America, and therefore should not be considered a substitute for net income as a measure of results of operations or for cash flow from operations as a measure of liquidity. Additionally, the application and calculation of FFO by certain other REITs may vary materially from that of FREIT’s, and therefore FREIT’s FFO and the FFO of other REITs may not be directly comparable.

CHANGE OF ACCOUNTANTS

On September 14, 2006 FREIT engaged the accounting firm of Eisner LLP as its new independent registered public accounting firm replacing J.H. Cohn LLP. FREIT has valued the association with J.H. Cohn and the services they have provided us over the past years. The Board felt, however, that it was appropriate at this time for a change.

DIVIDENDS
The third quarter divided of $.25 per share was on September 19, 2006 to shareholders of record on September 5, 2006.

The statements in this report that relate to future earnings or performance are forward-looking. Actual results might differ materially and be adversely affected by such factors as longer than anticipated lease-up periods or the inability of tenants to pay increased rents. Additional information about these factors is contained in the Trust’s filings with the SEC including the Trust’s most recent filed report on Form 10-K and Form 10-Q.
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First Real Estate Investment Trust is a publicly traded (over-the-counter - symbol FREVS) REIT organized in 1961. It has approximately $228 million (historical cost basis) of assets. Its portfolio of residential and retail properties extends from Eastern L.I. to Maryland, with the largest concentration in Northern New Jersey

For additional information contact Shareholder Relations at (201) 488-6400